FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Change to Director's Details - Dr Moncef Slaoui

GlaxoSmithKline plc (the "Company") today confirms that Dr Moncef Slaoui, an Executive Director, is appointed Chairman, Vaccines, with immediate effect.

This appointment will ensure more focused management of the Company's Vaccines business in advance of the completion of the proposed 3 part transaction with Novartis announced earlier this year. Dr Slaoui will continue to provide scientific and technical counsel on pharmaceutical R&D activities to the CEO and Board.

Dr Slaoui was previously Chairman, Global R&D and Vaccines.

V A Whyte
Company Secretary

22 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 22, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc